

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-mail
Chen Li-Hsing
President and Chairman
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re: San Lotus Holding Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed December 9, 2013**
> **File No. 333-176694**

Dear Mr. Li-Hsing:

We have reviewed your responses to the comments in our letter dated November 27, 2013 and have the following additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

Description of Business, page 6

1. Please refer to the last paragraph on page 7 and the associated start-up costs and operating expenses. We note your disclosure that you anticipate incurring employee and advertising costs in April of 2014. Please reconcile with your disclosure in the Affinity Groups section on page 10 that you anticipating incurring these costs by the end of the year 2013.

Risk Factors, page 13

We may need additional capital to develop our business, page 13

2. We note your disclosure that you anticipate needing additional funding of $562,700 over the next 12 months to implement the next stages of your business plan. Please reconcile with your disclosure in the Liquidity section on page 23 that you anticipate needing additional funding of $570,688 to carry out your planned operations for the next 12 months.

Properties, page 26

3. Please advise, with a view towards revised disclosure in this section, whether Mr. Cheng-Sung has registered a maximum limited mortgage against the 37,273.68 square meters of land in Taichung City, Beitun District, Taiwan (R.O.C.).

4. We note your response to our prior comment 14 that the Land Purchase Contract dated March 26, 2012 remains in full force and effect. We also note that Mr. Cheng-Sung has certain rights with respect to maintaining a mortgage against the land, the sale of the land, and repossession of the land. Please revise this section to clearly detail Mr. Cheng-Sung's rights with respect to the land. Include enough detail so that investors can clearly understand the company's qualified ownership of the land.

Certain Relationships and Related Transactions and Director Independence, page 33

5. We note your response to our prior comment 14 that the Land Purchase Contract dated March 26, 2012 remains in full force and effect. We also note that Mr. Cheng-Sung has certain rights under such contract. Please revise this section to include the information required by Item 404(a) of Regulation S-K related to this transaction. In this regard, we would expect you to discuss Mr. Cheng-Sung's rights to maintain a mortgage against the land, consent rights with respect to a sale of the land, rights to certain proceeds with respect to a sale of the land, rights to repossess the land and rights to certain payments from the company upon termination of the contract.

Exhibit 99.1 - Audited Financial Statements of Da Ren

Note 4. Stockholders Equity, page 8

6. You indicate that, under the Land Purchase Contract, the land was to be transferred to Da Ren and the purchase amount of TWD 60,000,000 (US$2,025,658) was to be satisfied by the delivery of equivalent value of capital stock to the Seller, Mr. Cheng-Sung. However, based on your response to our prior comment 8, it appears that you did not transfer the shares to the Seller. As such, if no consideration was transferred, please tell us why you considered the sale to be consummated.

7. While you indicate that there was an oral agreement to transfer title to the Lands to Da Ren on August 12, 2011, it is not clear how you can transfer title prior to a written agreement. In particular, we note that the written Land Purchase contract stipulates, in section 2, that the Seller shall transfer the possession and all title of the Lands, to Da Ren, after the land purchase contract is executed. Please advise or revise, as appropriate.

8. Based on your response to our prior comment 10, it is not clear how all the usual risks and rewards of ownership of the Lands were transferred. In this regard, please address the fact that you may not sell the lands without the consent of the Seller, unless the resale price exceeds TWD $60,000,000, and that the seller is entitled to an amount of TWD $60,000,000 upon the sale of the Lands. Also, address the fact that the Seller may terminate such contract and the Lands would revert back to him, at his option, in such event. In particular, your response should address how those two contractual requirements impact the transfer of all risks and rewards of ownership. Furthermore, you should address how the transaction gave you the rights to obtain all of the benefit from the Lands as well as control of the Seller's access to the Lands along with the related benefits of ownership. For analogous guidance, please refer to ASC 360-20-40-39 and 360-20-40-5. Alternatively, please revise your filing as appropriate.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director